DC

No Act
P.E. 12-18-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

07047096

February 5, 2007

Laura Sizemore
White & Case LLP
1155 Avenue of the Americas
New York, NY 10036-2787

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/5/2007

Re: Newmont Mining Corporation
Incoming letter dated December 18, 2006

Dear Ms. Sizemore:

This is in response to your letter dated December 18, 2006 concerning the shareholder proposal submitted to Newmont by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System. We also have received a letter on the proponents' behalf dated January 17, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

FEB 2 [illegible] 2007

Sincerely,

David Lynn
Chief Counsel

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

Enclosures

cc: Patrick Doherty
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street
New York, NY 10007-2341

WHITE & CASE

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036-2787

Tel + 1 212 819 8200
Fax + 1 212 354 8113
www.whitecase.com

RECEIVED
2006 DEC 19 PM 3:51

December 18, 2006

BY HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Newmont Mining Corporation
Statement of Reasons for Omission of Shareholder Proposal Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being submitted by White & Case LLP on behalf of our client, Newmont Mining Corporation, a Delaware corporation ("Newmont" or the "Company"), pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in reference to the Company's intention to omit the shareholder proposal attached hereto as Exhibit A (the "Proposal") filed by the Office of the Comptroller of New York City on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System (collectively, the "Proponents"). The Proponents wish to have the Proposal included in Newmont's proxy statement (the "Proxy Statement") for its 2007 annual meeting of shareholders. On behalf of Newmont, we hereby submit this statement of reasons for exclusion of the Proposal from the Proxy Statement for filing pursuant to Rule 14a-8(j) under the Exchange Act and hereby request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action against Newmont should Newmont omit the Proposal from the Proxy Statement in reliance on one or more interpretations of Rule 14a-8 under the Exchange Act set forth below.

## The Proposal

The Proposal states that "shareholders request management to review and report to shareholders on the potential environmental and public health damage resulting from the company's mining and waste disposal operations in Indonesia."

For the reasons set forth below, the Company believes that the Proposal may be omitted from the Proxy Statement.

**Discussion of Reasons for Omission**

Ordinary Business Operations

The Proposal should be considered a matter of ordinary business operations. Rule 14a-8(i)(7) under the Exchange Act permits a registrant to omit a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations." In accordance with this rule, the Staff has consistently permitted the exclusion of proposals that require a company to prepare a special report on a particular aspect of the conduct of its ordinary business operations, especially in cases where such proposal would not require the taking of any particular action by the company with respect to such business operations. In *Release No. 34-20091* (August 16, 1983), the Commission specifically addressed the issue of the excludability under Rule 14a-8(c)(7) under the Exchange Act (the predecessor to the current Rule 14a-8(i)(7)) of proposals requesting reports on matters which relate to a company's ordinary business operations. According to this Release, a proposal will be excludable pursuant to such rule if the subject matter of the special report involves a matter of ordinary business. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Release No. 34-40018* (May 21, 1998). This general policy rests on two primary considerations: (i) that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Release No. 34-40018* (May 21, 1998).

While proposals involving business matters that are mundane in nature may be excluded from a company's proxy materials based upon Rule 14a-8(i)(7) under the Exchange Act, the Staff has stated that proposals that raise social policy issues so significant that a shareholder vote on the matter is appropriate may not be excluded on such basis. *Release No. 34-12999 (November 22, 1976); Release No. 34-40018 (May 21, 1998).* The Staff addressed this distinction relating to shareholder proposals involving environmental and public health issues, clarifying that a company may omit such shareholder proposals if the proposal focuses on the "company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health," but not if the proposal focuses on the "company minimizing or eliminating operations that may adversely affect the environment or the public's health." *Staff Legal Bulletin No. 14C* (available June 28, 2005). In *Staff Legal Bulletin No. 14C*, the Staff compared the proposal it permitted to be excluded in *Xcel Energy Inc.* (available April 1, 2003) (calling for a report by the board of directors on "the economic risks associated with the Company's past, present and future emissions", "the public stance of the company regarding efforts to reduce these emissions," and "the economic benefits of committing to a substantial reduction of those emissions related to its current business activities (i.e., potential improvement in competitiveness and profitability)"), with *Exxon Mobil Corp.* (available March 18, 2005) (calling for a report "on the potential environmental damage that would result from the company drilling for oil and gas in protected areas" and "the implications of a policy of refraining from drilling in such areas").

The Company believes that the Proposal may be excluded because, while the Proposal references certain environmental and public health issues, the Proponent in fact is requesting an evaluation of risks and liabilities the Company faces as a result of its operations in Indonesia. In determining whether the focus of a proposal is a significant social policy issue, the Staff considers both the proposal and the supporting statements as a whole. *See Staff Legal Bulletin No. 14C*. Even though the Proposal and recitals allude to certain environmental and public health issues in Indonesia, the recitals make clear that the Proponent's principal focus is the internal assessment of risk, in particular the risk of legal liability, as well as economic and reputational risk as a result of potential damages the Company could face due to pending litigation in Indonesia. As provided in the first recital, the Proponent's principal concern is the "risks to their reputation and share value if they are seen to be responsible for, or complicit in, degradation of the environment or human rights violations." The subsequent recitals then refer to certain civil and criminal proceedings pending against the Company. The Proponent does not request that the Company adhere to any principles or policies, nor does it claim that production of the report itself would address an important social policy. Reviewing the Proposal and the recitals as a whole clearly indicate a focus on the Company's internal risks and not an overall social policy issue. This result fits within the Staff's consistent position that the evaluation of risks and liabilities is a fundamental part of a company's ordinary business operations and is best left to management and the board of directors. *See e.g., Ryland Group, Inc.* (available February 13, 2006) (excluding proposal requesting a report assessing the company's response to rising regulatory, competitive, and public pressure to increase energy efficiency); *Eli Lilly & Co.* (available January 11, 2006) (excluding proposal seeking a report on long-term economic stability of the company and the risks of liability to legal claims that arise from the company's policy of limiting the availability of the company's products to Canadian wholesales); *Xcel Energy Inc.* (available April 1, 2003); *Newmont Mining Corp.* (available January 12, 2006) (excluding proposal requesting a review of and report on the Company's operations in Indonesia, with a particular reference to potential financial and reputational risks incurred as a result of these operations); *Newmont Mining Corp.* (available February 5, 2005; reconsideration denied March 15, 2005) (excluding proposal requesting a review of and report on the Company's policies concerning waste disposal at its mining operations in Indonesia, with a particular reference to potential environmental and public health risks incurred by the Company by such policies); *Newmont Mining Corp.* (available February 4, 2004) (excluding proposal which urged that the company's board of directors issue a report disclosing the economic risks associated with the company's past, present and future emissions of certain gases and the public stance of the company regarding efforts to reduce these emissions).

Furthermore, unlike the proposal in *Exxon Mobil Corp.*, which focused on the company refraining from drilling in protected areas, the Proposal neither requests that the Company minimize or eliminate operations that may adversely affect the environment or the public's health, nor requires that the report focus on the Company minimizing or eliminating such operations. Since the release of *Staff Legal Bulletin No. 14C*, the Staff has required the inclusion of proposals relating to a significant social policy issue only where the proposals have requested that a company take action in furtherance of a significant social policy issue. *See, e.g., E.I. du Pont de Nemours and Company* (available February 24, 2006) (requesting a report on implications of a policy for reducing potential harm and the number of people in danger from potential catastrophic chemical releases); *Hormel Foods Corporation* (available November 10, 2005) (calling for a report on the feasibility of requiring the company's suppliers to phase in controlled-atmosphere killing within a reasonable timeframe, with a focus on improving animal welfare); *Occidental Petroleum Corporation* (available February 7, 2006) (calling for a report on standards for evaluating environmental impact); *The Dow Chemical Company* (available March 2, 2006) (calling for a report on new initiatives to assist specific health, environmental and social concerns of survivors of an environmental disaster). In this instance, the Proposal neither requests that the Company take action or adhere to any principles or policies in furtherance of a significant social policy issue nor requires that the Company remedy any significant social policy issue. Instead, the Proposal focuses on the Company's past actions and merely seeks a report assessing the potential effects of the Company's past operations in Indonesia on the environment and the public's health.

The management of material, including the disposal of rock overburden and mill tailing, and emissions is an inherent aspect of the Company's business. The Company has assessed and continues to assess the potential risks, including the respective safety and environmental aspects, associated with such disposal practices and emissions and utilizes sound science and engineering to control and minimize them in an acceptable, safe and environmentally responsible manner. In addition to this, the Company's activities have been and are regulated by applicable laws for the protection of the environment in all countries within which it has operations. Compliance with these laws and regulations is an essential and inextricable part of the day-to-day business of the Company at each of its operations. In the past, the Staff has permitted the omission of proposals concerning matters relating to environmental reporting on "ordinary business" grounds as they deal with matters relating to the Company's compliance with governmental regulations. See, e.g., *Willamette Industries, Inc.* (available March 20, 2001) (excluding proposal requesting report on the company's environmental problems and efforts to resolve them); *Carolina Power & Light Co.* (available March 30, 1988) (excluding proposal requesting annual report on release of waste and the company's environmental protection and control activities with respect thereto); *Duke Power Company* (available March 7, 1988) (excluding proposal requesting report on environmental impact of power plant emissions as well as company's environmental control and pollution protection devices). Similarly, the Company is subject to extensive regulation in the jurisdictions in which it does business and the day-to-day compliance with such regulations would bring the Proposal within the scope of the Company's ordinary course of business.

Based on the foregoing, the Company believes that the Proposal deals with matters that involve the Company's ordinary business operations. Accordingly, and in view of the consistent position of the Staff on prior proposals relating to substantially similar issues, the Company believes that the Proposal is excludable pursuant to Rule 14a-8(i)(7) under the Exchange Act and we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2007 Proxy Statement.

[redacted]

Pursuant to Rule 14a-8(j)(2) under the Exchange Act, filed herewith are six copies of this letter as well as six copies of the Proposal. We would very much appreciate a response from the Staff on this no-action request as soon as practicable so that the Company can meet its timetable in preparing its proxy materials. If you have any questions or require additional information concerning this matter, please do not hesitate to call Laura Sizemore (tel. 212-819-8373) or Eunice Yang (tel. 212-819-8880) of White & Case LLP.

Very truly yours,

White & Case LLP

LS:EY:CZ

cc: Britt D. Banks, Esq.
Sharon E. Thomas, Esq.
Patrick Doherty, Office of the Comptroller of New York City

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

OCT 20 2006

October 13, 2006

Ms. Sharon E. Thomas
Vice President, General Counsel and
Secretary
Newmont Mining Corp.
1700 Lincoln Street
Denver, CO 80203

Dear Ms. Thomas:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

Letters from Bank of New York certifying the funds' ownership, continually for over a year, of shares of Newmont Mining common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

We would be happy to discuss this initiative with you. Should the Company's board of directors decide to endorse its provision, the funds will ask that the proposal be withdrawn from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2651.

Very truly yours,

Patrick Doherty

Enclosures

Newmont Mining env.

## NEWMONT MINING

***Submitted by William C. Thompson, Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds***

**WHEREAS,** we believe that transnational corporations operating in countries with repressive governments, ethnic conflict, weak rule of law, endemic corruption, or poor labor and environmental standards face serious risks to their reputation and share value if they are seen to be responsible for, or complicit in, degradation of the environment or human rights violations; and,

**WHEREAS,** Newmont Mining has had extensive mining operations on the islands of Sulewesi and Sumbawa in Indonesia; and,

**WHEREAS,** in August, 2004, the Indonesian government accused Newmont Mining had "illegally disposed" of toxic waste containing arsenic and mercury into the waters off Sulewesi,

**WHEREAS,** there have been numerous reports of serious health problems among the indigenous population allegedly arising from toxic waste disposal operations conducted by the company in these areas; and,

**WHEREAS,** there are a number of lawsuits pending against Newmont Mining by Indonesian citizens whose health has reportedly been negatively impacted by these operations,

**WHEREAS,** on September 8, 2004, the New York Times reported that Newmont employed methods of waste disposal in Indonesia, which had effectively been banned in the United States under the provisions of the Clean Air Act,

**WHEREAS,** in August, 2005, the Indonesian government filed criminal charges against the company on the grounds that Newmont's Sulawesi operations violated Indonesia's toxic dumping laws, and that the marine environment adjacent to those operations was contaminated with unnatural levels of arsenic and mercury that posed significant health risks to the local population;

**THEREFORE, BE IT RESOLVED,** that shareholders request management to review and report to shareholders on the potential environmental and public health damage resulting from the company's mining and waste disposal operations in Indonesia.

RECEIVED

'19 PM 3:36

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

TELEPHONE:(212) 669-3163
FAX NUMBER: (212) 815-8639
WWW.COMPTROLLER.NYC.GOV

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Janice Silberstein
ASSOCIATE GENERAL COUNSEL

EMAIL: JSILBER@COMPTROLLER.NYC.GOV

**BY EMAIL and EXPRESS MAIL**

January 17, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Newmont Mining Corporation
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System (the "Funds") in response to the December 18, 2006 letter sent to the Securities and Exchange Commission (the "Commission") by the firm of White & Case LLP on behalf of Newmont Mining Corporation ("Newmont" or the "Company"). In that letter, the Company contends that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2007 proxy statement and form of proxy (the "Proxy Materials") under Rule 14a-8(i)(7) under the Securities Exchange Act of 1934.

I have reviewed the Proposal as well as the December 18, 2006 letter. Based upon that review, as well a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2007 Proxy Materials. Accordingly, the Funds respectfully request that the Division of Corporate Finance (the "Division") deny the relief that Newmont seeks.

I. The Proposal

The Proposal consists of a series of whereas clauses followed by a resolution. Among other things, the whereas clauses note: (a) the serious risks to the reputation and share value of transactional corporations operating in politically and socially troubled countries if they are seen to be responsible for, or complicit in, degradation of the environment or human rights violations; (b) Newmont's extensive mining operations on the Indonesian islands of Sulawesi and Sumbawa; (c) that in August, 2004, the Indonesian government accused Newmont of "illegally disposing" of toxic waste containing arsenic and mercury into the waters off Sulewesi; (d) that there have been numerous reports of serious health problems among the indigenous population allegedly arising from Newmont's toxic waste disposal operations; (e) that there are a number of lawsuits pending against Newmont by Indonesian citizens whose health has reportedly been negatively impacted by the Company's operations;(f) an article in the New York Times (9/8/04) indicating that the methods of waste disposal employed by Newmont in Indonesia has been effectively banned in the United States under the provisions of the Clean Air Act; and (g) that in August, 2005, the Indonesian government filed criminal charges against Newmont on the grounds that its Sulawesi operations violated Indonesia's toxic dumping laws, and that the marine environment adjacent to those operations was contaminated with unnatural levels of arsenic and mercury that pose significant health risks to the local population:

"**Therefore, be it resolved**, that shareholders request management to review and report to shareholders on the potential environmental and public health damage resulting from the company's mining and waste disposal operations in Indonesia."

II. The Company's Opposition and the Funds' Response

In its letter of December 18, 2006, the Company requested that the Division not recommend enforcement action to the Commission if the Company omits the Proposal under SEC Rule 14a-8(i)(7) (relates to the conduct of the company's ordinary business operations and does not involve significant social policy issues). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that this exclusion applies. As detailed below, the Company has failed to meet that burden and its request for "no-action" relief should accordingly be denied.

A. The Proposal Involves Significant Social Policy Issues and Does Not Relate to the Conduct of the Company's Ordinary Business Operations, and So May Not Be Omitted under Rule 14a-8(i) (7).

***The Proposal does not request a risk evaluation.***

The Company presents the outdated argument that the Proposal calls for an evaluation of the risks and liabilities the Company faces as a result of its operations in Indonesia. In acknowledgement of the guidelines the Division set out in Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C), the Funds cured the defects of the proposals submitted to the Company in 2004, 2005 and 2006 when drafting the Proposal to be included in the Company's 2007 Proxy Materials. The rehabilitated Proposal contains a distinctly different resolution, one which seeks a review and report by management on the potential environmental and health damages the public faces as a result of

Newmont's mining and waste disposal operations in Indonesia.

Regarding shareholder proposals that reference an environmental or public health issue, in SLB 14C, the Staff indicated that it considers both the proposal and the supporting statement as a whole in determining whether the focus of the proposal is a significant social policy issue. It is the Staff's position that a company may exclude the shareholder proposal if "a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health...." *Id.* The Staff further stated, "To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7)." *Id.* Therefore, the determinative issue is the type of action the proposal requests.

In SLB 14C, the Staff provided a chart to illustrate the type of actions that allow or disallow a company's exclusion of a proposal under rule 14a-8(i)(7). Accordingly, the Staff referred to the Xcel Energy Inc. (April 1, 2003) proposal as an example of when the Staff would concur with the company's view that a proposal should be excluded. In Xcel, the proponents requested, "That the Board of Directors report ... on (a) the economic risks associated with the Company's past, present and future emissions of carbon dioxide, sulphur dioxide, nitrogen oxide, and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities (i.e. potential improvement in competitiveness and profitability)". The Xcel proposal differs significantly from the Proposal since at no time does the Proposal request a report on the economic risks associated with the Company's past, present or future mining and waste disposal operations in Indonesia. Rather, the Proposal is analogous to the Exxon Mobil Corp. (March 18, 2005) proposal the Staff included in the chart to illustrate the type of requested action a company may not exclude as relating to its ordinary business operations. In Exxon, the proponents requested "a report on the potential environmental damage that would result from the company drilling for gas in protected areas ...." The Staff sided with the shareholders because they were primarily concerned with company matters that may affect the public as a whole. The Proposal is likewise focused on such company matters and therefore, consistent with SLB 14C, it may not be excluded.

Newmont acknowledges the Staff's approach to determining the focus of a proposal, and then effectively disregards the Staff's guidance by concluding that the Proposal's first whereas clause conveys the principal purpose of the entire proposal. While the focus of the first whereas clause is the Company's reputation and share value, the resolution clause and the remaining whereas clauses clearly do not express these concerns. To the contrary, they focus on environmental and public health issues and potential damages.

SLB 14C does not require the exclusion of a proposal merely because it makes some references regarding the financial or reputational effect on the company. In Exxon, one whereas cause stated that there is a need to study and report on the impact of the company's value from decisions to do business in sensitive areas, and another whereas cause expressed concern about the possible advantageous position of the company's major competitors. Further, in a situation quite similar to the one at hand, the proponents of a successful proposal argued:

> To make the claim that because there are many financial arguments to be made in favor of the resolution that it is focused on an internal risk assessment is disingenuous. The Proposal makes it clear that the overarching concern is for the health and wellbeing of the people and the environment around Bhopal, India. There are business reasons to agree with that concern, but they are not the focus and do not transform the Proposal into a request for an internal risk assessment.

Dow Chemical Company (March 2, 2006).

The Funds are not seeking an internal risk evaluation. Consequently, all the no-action letters the Company cited in support of the proposition that a proposal requesting an evaluation of risks and liabilities is excludable are irrelevant. [1]

***The Proposal does not request action regarding the Company's day-to-day compliance with governmental regulations.***

Newmont asserts, "In the past, the Staff has permitted the omission of proposals concerning matters relating to environmental reporting on 'ordinary business' grounds as they deal with matters relating to the Company's compliance with governmental regulations," and cites three no-action letters in support thereof. The Company, however, mischaracterizes the grounds for the proposal's omission in two of these cases. Reading the actual language of the no-action letter in Willamette Industries, Inc. (March 20, 2001), the Staff stated that the explicit reason for the proposal's omission was the "evaluation of risk." Regarding Carolina Power & Light Co. (March 30, 1988), the basis for the Staff's position, as clearly stated in the Staff's response letter, was that the proposal related to determining whether to provide shareholders with copies of publicly available documents.

Likewise, the Company is incorrect in its suggestion that the Proposal primarily deals with matters relating to the Company's compliance with governmental regulations. The Proposal's principal purpose is for shareholders

---

1 Ryland Group, Inc. (February 13, 2006); Eli Lilly & Co. (January 11, 2006); Newmont Mining Corp. (January 12, 2006); Newmont Mining Corp. (February 5, 2005); Newmont Mining Corp. (February 4, 2004).

to receive information from the Company regarding the potential environmental and public health damage resulting from the Company's mining and waste disposal operations. Nowhere in the Proposal is there a request for a report or a review of the Company's day-to-day compliance with governmental regulations.

In Duke Power Company ("Duke") (March 7, 1988), which is the third no-action letter the Company cited, the Staff did provide no-action relief based upon the ground that compliance with governmental regulations relating to the environmental impact of power plant emissions was part of Duke's ordinary business operations. As stated in Duke's letter to the Division, "The proposal embodies a request that the Board of Directors of the Company prepare each year what would amount to an extremely detailed and technical report on the Company's ongoing, day-to-day environmental protection and pollution-control activities." Duke then referred the Division to paragraph numbered (1) of the resolution clause for a clearer sense of the requested report's requirements.[2] Notwithstanding the references to environmental problems in the Duke proposal, significant social policy concerns are not addressed. Instead, the proposal focuses on the company's liability and financial risk. Regarding the issue of compliance with government regulations, the Duke proposal and the subject Proposal are too dissimilar for a meaningful comparison to be rendered.

***The Proposal requests that the Company take action in furtherance of a significant social policy issue.***

It is indisputable that the question of potential environmental and public health damage resulting from Newmont's mining and waste disposal operations in Indonesia is a significant social policy issue. Indonesia has been prosecuting Newmont and the director of its Indonesian subsidiary for criminal pollution of Buyat Bay for nearly eighteen months.[3] Earlier this year, Newmont agreed to pay Indonesia $30 million to settle a civil lawsuit regarding allegations Newmont dumped toxic waste into the bay, sickening villagers.[4]

As a result, Newmont's mining and waste disposal operations in Indonesia have received widespread media coverage. Following is a brief survey of the discussion that occurred in 2006 regarding the potential environment and public health damages:

---

2 "(1) the best factual and scientific information available to management detailing the amount(s) of hazardous, toxic radioactive, or environmentally impacting materials (including CO[2]) which are: released, produced, left as residue, or formed, at each unit above 99 megawatts electric nameplate rating which the Company owns or operates, listing each chemical species of gaseous, particulate or liquid or other effluent, and the amount of each which was (a) released to the environment (b) impounded (c) retained in the plant or on-site (d) recycled (e) disposed of, stating where and how and whether the Company retains liability for its effects;"

3 *See, e.g.* ,The Associated Press (11/10/06); Agence France Presse (English) (11/11/06); New York Times (2/4/06).

4 *See, e.g.*, International Herald Tribune (2/17/06); The New York Times (2/17/06); BBC Worldwide Monitoring (2/17/06).

- The criminal trial involves allegations of illegal dumping of high levels of arsenic and mercury into Buyat Bay, destroying the local fishing communities, causing skin rashes and poisoning many of the people. CU Denver Advocate (12/29/06);

- Prosecutors at the trial allege that as a result of Newmont dumping the waste, villagers develop skin diseases and other illnesses. Associated Press Financial Wire (2/16/06);

- The documentary "Bye Bye Buyat" was nominated for Indonesia's top film award. The film, commissioned by leading environmental groups, tells the story of the last day of the communities forced to leave their homes near Buyat Bay. Villagers living near the bay complained that waste pumped from Newmont's gold mine into the sea and air was causing neurological and skin problems. The Jakarta Post (12/21/06) The mine above Buyat Bay closed in 2004 and many of the villagers relocated last year, citing fears for their health. New York Times (2/17/06);

- Newmont agreed to pay Indonesia $30 million over ten years in an out-of-court settlement regarding allegations the company dumped tons of toxic waste into a bay sickening villagers. Associated Press Financial Wire (2/16/06). The accord called for a six-person scientific team to monitor the environment around the mine for ten years. International Herald Tribune (2/17/06);

- Newmont says its mine waste remained at the bottom of the bay and never entered the bay's ecosystem, but prosecutors say waves stirred up the waste and that there was a sharp drop in fish stocks. Associated Press Financial Wire (9/2/06); and

- The government says waste from the Company's gold mines was dumped into the bay, causing skin irritations such as rashes and bumps. A senior official at the Indonesian State Ministry for the Environment stated that there was enough evidence to prove the Company is harming the environment. The Jakarta Post (7/5/06).

The extent to which these matters attracted media attention reflects the degree of public concern over the issues and supports a finding that the Proposal is not excludable.

Newmont does not claim that the potential environment and public health damages related to Newmont's mining and waste disposal operations are not a significant social policy issue. Instead, the Company primarily argues that the Proposal must be excluded because it requests insufficient action in that the Proposal focuses on the Company's past actions and merely seeks a report assessing the potential effects of the Company's past operations.

It is significant to note that the Company does not present any examples in which the Staff granted no-action relief because the action requested in the Proposal as stated in Newmont's letter, "focuses on the Company's past actions and merely seeks a report assessing the potential effects of the Company's past operations..." Moreover, in Chevron Corporation (February 28, 2006), a situation similar to the subject one, the Staff sided with the shareholders regarding a proposal that requested the company to report (a) annual expenditures by category for each year from 1993 to 2005 for attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of hydrocarbon exposures and Chevron's remediation of Texaco drilling sites in Ecuador and (b) expenditure on the remediation of the Ecuador sites.

The Proposal is not distinguishable from those Newmont attempts to distinguish in that they all require company action regarding a significant social policy issue.[5]

In SLB 14C, the Staff pointed out:

> The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 40018 [dated May 21, 1998], proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues...would not be considered to be excludable because the proposals would transcend the day-to-day business matters...."

In Staff Legal Bulletin, SLB 14A (July 12, 2002), the Staff reviewed the SEC's historical position of not permitting exclusion on ordinary business grounds of proposals relating to significant policy issues:

> The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the

---

5 Dow Chemical Company (March 2, 2006); E.I. du Pont de Nemours and Company (February 24, 2006); Occidental Petroleum Corporation (February 7, 2006); Hormel Foods Corporation (November 10, 2005).

> day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."

As all of those criteria are met here, the Proposal does not relate to "ordinary business."

For all of the above reasons, the Company has failed to prove that the Proposal may be excluded under Rule 14a-8(i) (7).

**Conclusion**

For the reasons stated above, the Funds respectfully submit that the Company's request for "no-action" relief should be denied. Should you have any questions or require any additional information, please contact me.

Thank you for your time and consideration.

Very truly yours,

Janice Silberstein
Associate General Counsel

cc: Laura Sizemore, Esq.
White & Case LLP
1155 Avenue of the Americas
New York, NY 10036-2787

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 5, 2007

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Newmont Mining Corporation
Incoming letter dated December 18, 2006

The proposal requests that management review and report on the potential environmental and public health damage resulting from the company's mining and waste disposal operations in Indonesia.

We are unable to concur in your view that Newmont may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Newmont may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Derek Bartel Swanson
Attorney-Adviser

END